February 25, 2015

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Kornit Digital Ltd. Draft Registration Statement on Form F-1 Submitted December 9, 2014 and amended January 14, 2015 and February 6, 2015 CIK No. 0001625791

Dear Mr. Mancuso:

On behalf of our client, Kornit Digital Ltd., an Israeli company (the “Company”), we have today filed a Registration Statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated February 19, 2015 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Prospectus Summary, page 1

1.	We note your response to prior comment 2; however, if growth rates have slowed in recent years, please balance your disclosure regarding growth to mention the slowing.

Response:

As noted on page xi of the Pira report, the growth of digital textile printing (value) between 2004 and 2009 was near-exponential. Since 2009, growth has slowed “in part due to the fact that the near-exponential growth rates could not be sustained as the market became more mature, but also because of the global economic slowdown.” The Company believes that a decline from the initial, significant growth rates that the industry experienced in its early years is common to almost all new markets. In addition, the impact of the global economic slowdown is not specific to the Company. The Company also notes that digital textile printing is actually projected to grow compared to 2012 – 2014, the most recent period discussed in the Pira report. For these reasons, the Company believes that disclosure of historic growth data for the last 10 years is not warranted in the Summary section; however, the Company has augmented its disclosure in the Industry section on page 52 in order to provide investors with this additional information.

Securities and Exchange Commission
February 25, 2015

If our relationships with suppliers …, page 11

2.	From your added disclosure regarding the manufacturer of your printer heads, it is unclear whether the manufacturer has provided you the 180 days’ notice of planned discontinuance that you mention in the first bullet point and, if so, when the period began. Please revise for clarity.

Response:

The Company has revised the disclosure on page 11 in response to this comment to clarify that no notice of planned discontinuance was delivered.

Exchange Rate Fluctuations between the U.S. dollar, page 13

3.	We note your response to prior comment 10. However, the figures added to page 14 appear to be the opposite of the disclosures in the table on page 50. Please reconcile.

Response:

The Company has revised the disclosure on page 14 in response to this comment.

Comparison of Period to Period Results of Operations, page 39

4.	We note your response to prior comment 4; however, from your existing disclosure, the relative mix of systems versus consumables sold in each period presented is unclear. Therefore, it is also unclear the extent to which the historic system sales are generating consumables revenues in the periods presented. The reasons for the changes in the relative amounts of those sales that you mention in your response could be explained in your disclosure. Without disclosure of the relative growth rate in sales of systems versus consumables, it appears that investors would not know that the factors that you mention in your response are affecting your results or the extent of that effect and the related trends, and therefore, investors would be unable to adequately evaluate your operating results. Please revise your disclosure to provide the relative growth rates and discuss the reasons for the changes as required by Item 5 of Form 20-F.

Response:

The Company has considered the Staff’s comment and has revised the disclosure on pages 39 and 41 to provide the requested growth rates. The Company has also expanded the explanations regarding the changes as requested by the Staff.

2

Securities and Exchange Commission
February 25, 2015

5.	Please expand your response to prior comment 5 to address fiscal 2012.

Response:

In 2012 and 2014, customers traded in old systems as part of purchases of new systems in five and two instances, respectively. This accounted for 1.2% and 2.1% of the Company’s system revenues during these periods, respectively. Accordingly, the Company does not view these trade ins as material.

Our Strategy, page 58

6.	We note your response to prior comments 3 and 8. If you have not determined the amount that you intend to spend for the increased sales force mentioned in the second bullet point, please revise to clarify. In this regard, from your response, it appears that you have not evaluated the costs of and do not budget for the items that you identify here and in your prospectus summary as “key elements” of your strategy; if so, please add appropriate risk factors.

Response:

The Company has considered the Staff’s comment carefully and, in particular, reviewed its disclosure regarding “Use of Proceeds”. As disclosed in the Registration Statement, the Company generates significant cash from operations. The Company currently expects to implement its business plan, including the strategies set forth on pages 58 and 59, using its cash on hand and operating cash flows. As a result, the Company has revised its disclosure in “Use of Proceeds” on pages 5 and 27 to clarify that it does not currently have any specific plans for the use of proceeds resulting from the offering and to indicate clearly the primary purposes of the offering. The Company has further revised the disclosure on pages 14, 20, 23 and 44 to clarify that it currently does not expect to require the net proceeds from the offering or borrowings under its line of credit to fund its projected cash requirements for at least the next 12 months. The Company respectfully informs the Staff that it believes that the amounts that it intends to allocate to implementing its strategies is competitive, proprietary and forward-looking information that is not required to be disclosed given that it does not intend to use the proceeds of the offering for that purpose.

Management, page 67

7.	Please expand your response to prior comment 11 to address any interest Yahel (Nur Group) Holdings Ltd. has in NURStar printing systems.

Response:

Yahel (Nur Group) Holdings Ltd., or Yahel, indirectly holds interests in MTL Print Ltd., or MTL, which is currently in receivership and has no active business. Until 2014, MTL sold wide-format printers called NURStar printing systems, which are used to print on large paper or rigid material. We have been informed by Yahel that Yahel is not involved in any business that is competing with the Company.

3

Securities and Exchange Commission
February 25, 2015

Arrangements Concerning Election of Directors …, page 69

8.	Please reconcile the last sentence in the paragraph added on page 15 with the last sentence of “Rights of Appointment” on page 89. Although Fortissimo might retain sufficient shares to elect directors as suggested by your risk factor on page 19, it appears that Fortissimo will no longer have the right to appoint a director after this offering.

Response:

The Company has revised the disclosure on page 15 in response to this comment to indicate that the second line of credit would become repayable if Fortissimo Capital ceases to hold 25.0% of the Company’s issued and outstanding shares and no longer has the right to appoint 25% of its directors. As such, while Fortissimo will no longer have the right to appoint any of the Company’s directors following the closing of this offering, the Company will not violate the terms of the second line of credit since Fortissimo will continue to hold 25.0% of the Company’s issued and outstanding shares.

Compensation of Executive Officers and Directors, page 83

9.	Please expand your disclosure added in response to prior comment 12 to address the compensation paid in your last fiscal year that was in the form of stock options, providing the number, exercise price, purchase price and expiration date of those options.

Response:

The Company has revised the disclosure on page 83 in response to this comment to include the additional information requested by the Staff.

*      *      *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Gabi Seligsohn, Chief Executive Officer, Kornit Digital Ltd.

4